

February 13, 2009

Mr. Clay C. Williams
Senior Vice President and Chief Financial Officer
National Oilwell Varco, Inc.
7909 Parkwood Circle Drive
Houston, Texas 77036-6565

> **Re:** **National Oilwell Varco, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Form 10-Q for Fiscal Quarters Ended March 31, 2008, June 30, 2008**
> **and September 30, 2008**
> **Filed May 9, 2008, August 8, 2008 and November 4, 2008**
> **Response Letter Dated January 12, 2009**
> **File No. 1-12317**

Dear Mr. Williams:

    We have reviewed your response letter and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2007

Goodwill Impairment, page 44

1.   We have considered your response to our prior comment number two in our letter of December 31, 2008. The disclosures you cite in your response appear to be factors that will impact your revenues and results of operations. With regard to the disclosure of the critical policy for measuring goodwill impairment, we believe this discussion should specifically address why the assumptions used with the various models cited bear risk of change. We reissue our prior comment number two.

Quantitative and Qualitative Disclosures About Market Risk, page 47

2.   We have considered your response to our prior comment number three. In providing your expanded disclosures for Fiscal Year 2008 required by Regulation S-K Item 305(a)(1), please include the following items and revisions:

-   Your tabular presentation should be by risk category as defined in the Item cited, not by hedge designation,
-   Contract terms, including weighted average settlement prices, should be provided as required by Regulation S-K Item 305(a)(1)(i)(A)(2) and instruction 2.A.ii of instructions to paragraph 305(a),
-   Foreign currency exchange risk should be grouped by functional currency as required by Regulation S-K Item 305(a)(1)(i)(A)(3), and
-   Summarized risk information for the previous fiscal year and a discussion of material changes should be provided as required by Regulation S-K Item 305(a)(3).

3.   We note you have disclosed cash flow, fair value and balance sheet hedges in U.S. dollars, which are described in the preceding narrative as a foreign currency exposure. As your reporting and primary functional currency appears to the U.S. dollar, please provide further explanation as to what is being hedged, what market risk exposure category it represents and how it will be presented in your revised tabular disclosure.

Notes to Consolidated Financial Statements

Note 2 – Summary of Significant Accounting Policies

Contingencies, page 68

4.   We have considered your response to our prior comment number four. Please confirm that, in addition to conforming to Statement of Financial Accounting Standards (FASB) 5, your policy also conforms to FASB Interpretation 14, and revise your disclosure as appropriate.

Closing Comments

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Gary Newberry at (202) 551-3761, or Kim Calder at (202) 551-3701, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3461 with any other questions.

Sincerely,

Chris White
Branch Chief